EDWARD F. LANGE, JR.
Executive Vice President Chief Operating Officer and Chief Financial Officer

VIA EDGAR AND FACSIMILE

October 26, 2007

Ms. Pam Howell

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BRE Properties, Inc.

Definitive 14A

Filed March 16, 2007

File No. 1-14306

Dear Ms. Howell:

We refer to the comments received by facsimile on August 21, 2007 from the Securities and Exchange Commission (the “Commission”). For ease of review, we have set forth each of the numbered comments of your letter and our responses.

Director Nomination and Evaluation Process, Independence of Our Directors, page 6

Compensation of Our Directors, page 8

1.	Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See the Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

We confirm that in future filings we will disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in the footnotes to our financial statements.

2.	For each director, disclose by footnote the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (vi) of Regulation S-K.

We confirm that in future filings, for each director, we will disclose by footnote the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.

Compensation Discussion and Analysis, page 12

Determination of Compensation Awards, Compensation Benchmarking and Peer Group, page 12

3.	Please elaborate on the role of Ms. Moore in BRE’s compensation processes and her input during the crafting of compensation packages.

In response to the Staff’s question, the company will update its future filings to clarify the role of Ms. Moore in BRE’s compensation processes and her input during the crafting of compensation packages. For your reference, in 2006:

As Chief Executive Officer, Ms. Moore is charged with making recommendations regarding the compensation of the other executive officers. Ms. Moore makes her recommendations in reliance upon a number of factors, including but not limited to: data provided by a third party compensation consultant, executive performance, executive roles and responsibilities, contributions and relevant experience. Ms. Moore provides the Compensation Committee with her rationale for recommended compensation levels, including an explanation of any factors that might have caused her recommendations to fall above or below the compensation ranges presented by the compensation consultant.

4.	The disclosure in this section indicates that you benchmark to the ten largest multifamily REITs. However, in the discussion of base salary you state that you compare base salaries with the peer group identified on page 13 and “other REITs.” If you benchmark compensation to these “other REITs” identify these companies. See Item 402(b)(2)(xiv) of Regulation S-K. Analyze the role of these benchmark companies in determining overall compensation and any individual components - such as whether you have established specific benchmarks for total compensation or individual components of compensation as compared to these companies. If so, your disclosure should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

In response to the Staff’s question, we supplementally inform the Staff that we compare executive compensation with the peer group identified on page 13 and the following ‘other REITs’, which have similar market capitalization to BRE across all REIT sectors: Alexandria Real Estate Equities, Inc., CBL & Associates Properties, Inc., Choice Hotels International Inc., Colonial Properties Trust, Crescent Real Estate Equities Company, Equity One, Inc., Essex Property Trust, Inc., Federal Realty Investment Trust, First Industrial Realty Trust, Inc., Forest City Enterprises, Inc., Global Signal Inc., Health Care REIT, Inc., Home Properties, Inc., Kilroy Realty Corporation, Mid-America Apartment Communities, Inc., New Plan Excel Realty Trust, Inc., Pan Pacific Retail Properties, Inc., Rayonier Inc., Realty

Income Corporation, Reckson Associates Realty Corporation, and Taubman Centers, Inc. We confirm that in future filings we will identify these companies.

In response to the Staff’s question, we supplementally inform the Staff that seven of ten of the multifamily REITs had a larger total market capitalization than BRE. As a result, in an effort to create compensation programs that are on par with companies of our size and complexity, in addition to multifamily REITs, we also review the salary levels of non-multifamily REITs with total market capitalization levels and enterprise structures similar to our own, and consider REITs that are located in a similar geographic area. The Compensation Committee has made the decision not to establish a specific target or range for BRE’s compensation package relative to our defined multifamily peer group or the identified non-multifamily companies. Rather, the Committee uses the information to ensure that BRE remains generally competitive in attracting and retaining key executives.

5.	Since individual officer performance is an important factor in determining compensation, please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. Disclose in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. Also, expand your disclosure to include a description of the factors the Committee considered in establishing personal objectives for Ms. Moore. See Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s question, in future filings, we will provide more detailed disclosure regarding individual officer performance as a factor in determining the annual cash incentive.

With respect to the impact of individual performance on base salary, we respectfully refer the Staff to page 14 of the proxy and our response to Questions 3 and 8 in this letter. With respect to performance shares, we refer the Staff to page 15 of the proxy and our response to Question 9 of this letter.

As disclosed on page 14 of the proxy, 45% to 60% of an executive officer’s annual cash incentive is based on enterprise-wide targets for Core FFO and Total Shareholder Return. Thresholds and maximums were set below and above targeted levels for each objective. For your reference with respect to the remaining 40% to 55%, in 2006:

Business and personal performance targets are different for each of our executive officers, based on their varying job responsibilities. Many of the metrics reviewed are standard business objectives that are in place year over year, while certain of the metrics are non-routine items specific to the company’s business plan for that year. The CEO and/or Compensation Committee may place emphasis or weighting in one year on an area that the company expects to be focusing upon in that upcoming year. Such metrics are determined by the CEO and the Compensation Committee in January of each year.

With respect to Ms. Moore, as disclosed in the proxy, 60% of her annual cash incentive was based on Core FFO and Total Shareholder Return. With respect to her individual financial and operational goals for 2006, 30% of her annual cash incentive was based on the following business objectives: 2007 FFO budget reflecting the level of growth presented to the Board of Directors in January 2006, sourcing and controlling new development opportunities representing future aggregate investment of $250 million, sourcing external capital as needed to maintain balance sheet flexibility, achieving qualitative goals associated with enterprise-wide core process redesign, and managing overall Corporate G&A. Based on 2006 results, Ms. Moore earned 144% of this 30% component. Additionally, 10% of Ms. Moore’s annual cash incentive was based on several individual objectives aimed at leading an effective and efficient enterprise.

With respect to Mr. Lange, as disclosed in the proxy, 60% of his annual cash incentive was based on Core FFO and Total Shareholder Return. With respect to his individual financial and operating goals for 2006, 30% of his annual cash incentive was based on the following business objectives: 2007 FFO budget reflecting the level of growth presented to the Board of Directors in January 2006, sourcing external capital as needed to maintain balance sheet flexibility, achieving qualitative goals associated with enterprise-wide core process redesign, maintaining the company’s credit ratings, managing overall Corporate G&A, and meeting Sarbanes-Oxley requirements. Based on 2006 results, Mr. Lange earned 147% of this 30% component. Additionally, 10% of Mr. Lange’s annual cash incentive was based on several individual objectives aimed at leading and managing the company’s corporate service functions.

With respect to Mr. Griggs, as disclosed in the proxy, 45% of his annual cash incentive was based on Core FFO and Total Shareholder Return. With respect to his individual financial and operating goals for 2006, 45% of his annual cash incentive was based on the following business objectives: sourcing and controlling new development opportunities representing future aggregate investment of $250 million, 2007 FFO budget reflecting the level of growth presented to the Board of Directors in January 2006, a level of stabilized property acquisitions totaling $25 million, land sale gains in accordance with the company’s plan for 2006, performance measures relating to construction budgets and schedule, management of development G&A, pursuit costs written off not to exceed company plan, and acceptable internal controls. Based on 2006 results, Mr. Griggs earned 96% of this 45% component. Additionally, 10% of Mr. Griggs’s annual cash incentive was based on several individual objectives aimed at running an effective and efficient investment group.

With respect to Ms. Kuring, as disclosed in the proxy, 45% of her annual cash incentive was based on Core FFO and Total Shareholder Return. With respect to her individual financial and operating goals for 2006, 45% of her annual cash incentive was based on the following business objectives: 2007 FFO budget reflecting the level of growth presented to the Board of Directors in January 2006, same-store property level revenue and NOI growth at budgeted levels, NOI from development communities in lease-up at budgeted levels, same-store revenue growth in the 105th percentile relative to our multifamily peer group, achieving acceptable property level internal operational audit scores, and achieving qualitative goals associated with enterprise-wide core process redesign. Based on 2006 results, Ms. Kuring earned 73% of this 45% component. Additionally, 10% of Ms. Kuring’s annual cash incentive was based on several individual objectives aimed at leading and managing property operations.

Elements of Compensation, page 13

6.	Although you provide some beneficial disclosure in the table on page 13 that assists investors in their understanding of the levels of compensation paid in 2006, your disclosure lacks sufficient analysis of how the Compensation Committee determined these levels of payout and how decisions regarding one component of compensation might have affected decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. From a general standpoint, it appears that the Committee relies on the analysis of tally sheets that contain historical information relating to each named executive officer’s proper compensation opportunities. Yet, it also appears that the Committee gives significant weight to the extent to which compensation of BRE’s named executive officers compares to the companies against which you benchmark compensation. Please disclose the Committee’s analysis of the tally sheets and how the information contained therein resulted in specific awards for the fiscal year for which compensation is being reported. In addition, to the extent determinations or adjustments to particular levels of compensation were based upon your position in the benchmarked group, provide sufficient quantitative and qualitative disclosure that addresses the specific levels of compensation for each named executive officer. Please explain and place in context how each element of compensation was considered, how specific payout levels were determined, and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b) and Section II.B of Release 33-8732A.

In response to the Staff’s question, we supplementally inform the Staff that in 2006, the 2005 five-year grant described in the response to Question 13 remained in place and there was no consideration of additional grants in 2006 or 2007. The Committee did review 2006 base salaries relative to data provided by the independent consultant and, based on this information, determined to adjust those salaries for 2007 as described in the response to Question 8 below. There were no specific adjustments to compensation based upon BRE’s position within the benchmarked group. The Committee uses the benchmarking analysis to ensure that BRE’s compensation program is competitive within the peer group and is effective in retaining key executives, by reviewing general salary and bonus information by position, as well as the terms of equity grants. However, as described in our response to Question 4 above, there is no specific targeted position within the benchmarked group.

As described on page 13, the Compensation Committee used tally sheets as one of the factors in determining the size of the 2005 equity awards. The tally sheets included the same information as the information presented in the Summary Compensation Table, in addition to the amounts payable under various employment termination scenarios, including termination upon a change of control as specified in the proxy. The tally sheets enabled the Committee to evaluate its compensation decisions in light of the value of each other element of compensation and the mix of compensation elements in the aggregate. The tally sheets were used to supplement the recommendations of Ferguson Partners, the third party compensation consultant at that time, in determining the size of the 2005 equity awards. Based on the tally sheets and the compensation consultant recommendations, the value of the 2005 equity awards, when divided by five to arrive at an annual value, was intended to represent from 100% to 140% of annual compensation for 2005, depending upon the executive officer role.

For 2006, determination with respect to one compensation element did not influence the Committee’s decisions with respect to other allocated or contemplated awards. In future filings, where material, we will include a specific discussion regarding how the amount paid under an element of compensation has or has not influenced the other elements of compensation, as well as any material adjustments made to an element by the Committee.

7.	You state on page 13 that you engaged Towers Perrin as a consultant. Please provide a materially complete description of the role of Towers Perrin in determining or recommending the amount or form of executive compensation. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

In response to the Staff’s question, in future filings we will provide more detailed disclosure regarding the role of compensation consultants.

Towers Perrin was engaged directly by the Compensation Committee. Their assignment was to review the competitiveness of the existing compensation program for the executive officers and to review the implications of a change in control of the company on severance benefits for the executive officers. The Compensation Committee directed them to focus upon the market competitiveness of change-in-control terms and conditions, the impact of current terms and conditions on the value realizable by executives, consider potential alternatives to address any gaps identified in the current provisions, and calculate the estimated total cost to the company and benefit to the executives of current and alternative terms and conditions.

Base Salary, page 14

8.	Please analyze the reasons why you increased base salaries for 2007. See Instruction 2 to Item 402(b) of Regulation S-K.

In response to the Staff’s question, we supplementally inform the Staff that the Compensation Committee made a decision to increase base salaries for 2007, considering the information compiled by Towers Perrin regarding the peer group and the other identified REITs, as well as executive performance, roles and responsibilities, contributions and relevant experience. While the data provided by Towers Perrin provided an overall context for the Committee, there was no specific benchmark or target percentile.

With respect to individual executives, the Towers Perrin data showed that Ms. Moore’s salary was below the median CEO salary for the peer groups. The Committee determined that an adjustment was warranted and increased Ms. Moore’s salary by $75,000 to $475,000. The Committee determined to increase Mr. Lange’s salary by $75,000 to $375,000 in connection with his promotion to Chief Operating Officer. The Committee awarded salary increases of $15,000 each to Mr. Griggs and Ms. Kuring.

Annual Cash Incentive, page 14

9.

You have not provided quantitative disclosure of the pre-determined target levels for a number of metrics used to determine the achievement of business unit objectives for your executive officers to earn their annual cash incentive and the pre-determined criteria for the 2003 and 2004 performance share grants. Please disclose these specific established targets or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In

addition, you state that “personal objectives” are also considered in establishing the annual cash incentive award. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

In response to the Staff’s question, we refer the Staff to our response to Question 5 above regarding the pre-determined target levels for the metrics used to determine the achievement of business unit and personal objectives for executive officers to earn their annual cash incentive.

With respect to the pre-determined criteria for the 2003 and 2004 performance share grants, we respectfully refer the Staff to the last paragraph on page 16 of the proxy. In addition, we confirm that in future filings we will disclose this information in tabular form similar to the table for the 2005 performance share grants, as follows:

2004 Performance Share Grant

	Weighting	Criteria
Metric	Factor	Threshold	Target	Maximum
Total shareholder return relative to multifamily REIT peers	40%	40th percentile	60th percentile	75th percentile
FFO growth relative to multifamily REIT peers	40%	40th percentile	60th percentile	75th percentile
Stock multiple relative to multifamily REIT peers	20%	40th percentile	60th percentile	75th percentile

2003 Performance Share Grant

	Weighting	Criteria
Metric	Factor	Threshold	Target	Maximum
Absolute FFO growth	25%	3%	5%	8%
Total shareholder return	25%	8%	11%	14%
FFO growth relative to multifamily REIT peers	16%	40th percentile	60th percentile	75th percentile
Stock multiple relative to multifamily REIT peers	17%	40th percentile	60th percentile	75th percentile
NOI growth relative to multifamily REIT peers	17%	40th percentile	60th percentile	75th percentile

We also inform the Staff that for 2003 and 2004, the Compensation Committee anticipated that the executive officers would earn approximately 66% of the target performance share grant. With respect to the 2005 grant, the expectation is that the executive officers will earn the target amount.

10.	Please expand the disclosure relating to the process by which executive officers agree upon the specific objectives relating to their annual performance.

In future filings we will provide more detailed disclosure regarding the process by which executive officers agree upon the specific objectives relating to their annual performance. For your reference, in 2006, following the process described in the response to Question 3:

Meetings between each executive officer and the CEO take place at the beginning of each year, after the CEO meets with the Compensation Committee. At these meetings, the executive officer and CEO review the executive’s performance from the prior year and set objectives for the current year. With respect to the CEO, at the beginning of each year she participates in a meeting with the Chairman of the Board and the Chairman of the Compensation Committee to review her performance for the prior year and set objectives for the current year.

Long-Term Awards, page 15

11.	Although you provide detailed disclosure that addresses the terms of the long-term equity awards, there is little discussion of the manner in which specific payouts were determined. For example, your disclosure indicates that the Committee considered “targeted levels of average annual value to be derived at the end of the five-year performance period based in current per share market value, and a targeted level of total annual compensation.” Yet, we note the absence of any meaningful disclosure that addresses specific information relating to targeted levels of average annual value and total annual compensation. Please provide an analysis of how the Committee determined the payout levels for this form of compensation.

In response to the Staff’s question, we supplementally inform the Staff that the third party compensation consultant made recommendations regarding targeted levels of average annual value and total annual compensation. Based on the tally sheets and the compensation consultant recommendations, the annual value of the 2005 equity awards was intended to represent from 100% to 140% of annual compensation for 2005, depending upon the executive officer role. The Compensation Committee followed these recommendations in determining target payouts and applied the recommendations to a five-year program by dividing the annual target value by the share price on the meeting date and multiplying by five to arrive at the number of shares awarded. Performance thresholds and maximums were set 55% below and 145% above the target number.

12.	One of the objectives for the performance share grants is to increase the level of management share ownership. In light of this, disclose the company’s equity or other security ownership requirements or guidelines (specifying applicable amounts and forms of ownership). To this extent, we note disclosure on page 10 suggesting that such a policy is in place for your named executive officers. See Item 402(b)(2)(xiii) of Regulation S-K.

In response to the Staff’s question, in future filings we will revise the disclosure set forth on page 10 substantially as follows:

In 2006, the Board of Directors also adopted a guideline for executive officers. The guideline states that executive officers cannot sell shares of BRE common stock unless they maintain a minimum ownership balance of five times their current base salary with respect to Ms. Moore, and three times current base salary with respect to the other named executive officers. The applicable forms of ownership included in the ownership balance requirement include both shares owned outright and non-vested restricted shares. Additionally, executive officers have five years from appointment to achieve the ownership guidelines. For stock sales or option exercises that meet the retention guidelines, the executive officer is required to notify the Chairman of the Board and CEO prior to completing the transaction, and legal counsel is to approve the transaction to verify compliance with Section 16 requirements. Any stock sale requests made prior to meeting the retention guidelines are to be pre-approved by the Executive Committee of the Board of Directors based on personal hardship or other special circumstances.

13.	The performance criteria used to determine the 2003, 2004 and 2005 performance share grants differ for each award. Please discuss the reasons for the differences in the award criteria and the weight placed upon particular criteria, analyzing any changes made in the company’s policies or objectives as they relate to these differences.

In response to the Staff’s question, we supplementally inform the Staff that the philosophy and approach of the Compensation Committee has been refined over the past three years in a continuing effort to create an executive compensation program designed to attract and retain key executives. The program has evolved through the refinement of the mix of elements of compensation and the use of performance metrics the Compensation Committee believes are appropriately aligned with shareholder interests. With respect to 2003 and 2004, performance criteria were based on the performance of BRE relative to the top 10 multifamily REITs. This measure of performance has become less relevant as industry privatization and consolidation has diluted the comparability of the remaining multifamily sector peer group. The Committee further refined the performance criteria for the 2005 grant to correspond with BRE’s current performance measures and shareholders’ interests.

In 2003, the executive compensation program consisted of salary, cash bonus, stock option grants, and a five-year, cliff vest performance share award that replaced long-term bonus arrangements granted in prior years. The performance criteria were based on a target percentile within the multifamily REIT peer group. In 2004, the program contained the same elements but the performance metrics were further refined. Please see tables in the response to Question 9 for target and percentile data.

In 2005, the Committee undertook a more detailed analysis of the compensation program and determined to cease granting stock options to executives and to implement a large performance share award that would vest at the end of five years, with 90% tied to performance metrics that correspond directly with BRE’s strategic plan for growth. In determining the size of this grant, the Committee relied upon the recommendations of Ferguson Partners, the third party compensation consultant at that time.

Post-Termination Compensation, page 18

14.	Commencing on page 28, you discuss the various arrangements you have with the named executive officers and various scenarios discussing termination and change-in-control payment arrangements. In the Compensation Discussion and Analysis, please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have done.

In response to the Staff’s question, in future filings we will provide more detailed disclosure regarding how termination and change-in-control payment arrangements fit into our overall compensation objectives and affect the decisions we make regarding other compensation elements.

The terms and payout levels of the termination and change-in-control payment arrangements are largely consistent with those of the defined multifamily peer group and the other identified non-multifamily REITs, and fit within the Committee’s overall compensation objectives described on page 12. The results of the Towers Perrin compensation study revealed that BRE’s severance benefits in the event of a change in control were below current market practice in most areas prior to 2006. While the Compensation Committee has implemented acceleration rights under a change in control, they have made a decision to have a “best net” payment rather than gross-up to the executive to cover excise taxes in the event of a change in control. The Compensation Committee believes the “best net” arrangement best serves the interests of shareholders. The change-in-control payment arrangements did not affect decisions made regarding the other compensation elements.

Summary Compensation Table, page 19

15.	You have included only two named executive officers other than Chief Executive Officer and the Chief Financial Officer. Item 402(a)(3)(iii) of Regulation S-K requires disclosure for the company’s three most highly compensated executive officers other than the CEO and CFO.

In response to the Staff’s question, we confirm that there were only four executive officers employed by BRE as of December 31, 2006.

Grants of Plan Based Awards for 2006, page 20

16.	Since the annual cash incentive award is based upon predetermined criteria discussed on page 14, it would appear that the amounts reported in column (d) of the Summary Compensation Table should be recorded in column (g) of the table. Please refer to the definitions of “plan” and “non-equity incentive plan” contained in paragraphs (a)(6)(ii) and (iii) of Item 402 Regulation S-K. For additional guidance, refer to Question 4.02 of the February 12, 2007 update.

We confirm that in future filings we will report the annual cash incentive award in column (g) of the Summary Compensation Table.

Outstanding Equity Awards at December 31, 2006, page 22

17.	Disclose by footnote the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

We confirm that in future filings we will disclose by footnote the vesting dates of options, shares of stock and equity incentive plan awards held by each of the executive officers at fiscal year-end.

Post-Employment Compensation, page 23

Nonqualified Deferred Compensation, page 23

18.	The disclosure in footnote (2) should be expanded consistent with the Instruction to Item 402(i)(2) of Regulation S-K, which requires quantification of the amounts reported in the contributions and earnings columns that are reported as compensation in the last completed fiscal year in your Summary Compensation Table and quantification of the amounts reported in the aggregate balance at last fiscal year end (column (f)) that previously were reported as compensation to the named executive officer in the Summary Compensation Table for previous years.

In response to the Staff’s question, we supplementally inform the Staff that there were no amounts reported in the contributions and earnings columns that were reported as compensation in the last completed fiscal year in our Summary Compensation Table. Additionally, there were no amounts reported in column (f) that were previously reported as compensation to the named executive officer in the SCT for previous years. None of these amounts were reported in the SCT as compensation in previous years because the company does not match contributions to the nonqualified deferred compensation plan. Any amounts presented in the table on page 23 merely represent market appreciation on the investments that were purchased through executive contributions. For Mr. Griggs, the executive contribution for 2006 consists of $82,532 of the salary and $79,784 of the bonus reported in the Summary Compensation Table.

19.	You refer to contributions mirroring the investment performance of certain mutual funds selected by the participant from a group of funds specified by the plan administrator. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

In response to the Staff’s question, in future filings we will revise the third sentence of the paragraph entitled: “Nonqualified Deferred Compensation” on page 23 of the proxy substantially as follows: The performance of investments in the nonqualified deferred compensation plan will mirror the investment performance of mutual funds. Contributions are determined by executive election and reflect a percentage of their salary or bonus that they elect to defer and contribute to this plan. Executive contributions are made to funds that match those available in the company’s 401k plan. The measures for calculating interest or other plan earnings are determined by the third party plan administrator and relate directly to appreciation of the related mutual funds. Interest rates will vary by executive officer based on the mix of mutual funds selected by each executive officer.

Certain Relationships and Related Transactions, page 31

20.	Please provide the disclosure required by Item 404(b) of Regulation S-K regarding the policies and procedures for the review, approval or ratification of related party transactions.

In response to the Staff’s question, we supplementally inform the Staff that the company does not have a policy and procedure in place for the review, approval or ratification of related party transactions because the posture of the Board of Directors is currently not to enter into any related party transactions. We confirm that in future filings we will provide the disclosure required by Item 404(b) of Regulation S-K regarding any related party transaction policy.

In connection with this response the company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel, Laura L. Gabriel of Latham & Watkins LLP, at (415) 395-8131 with any questions or comments regarding this correspondence.

Respectfully submitted,

/s/ Edward F. Lange, Jr.
Edward F. Lange, Jr. Chief Operating Officer and Chief Financial Officer

cc: Laura L. Gabriel, Latham & Watkins LLP

Edward F. Lange, Jr.

Telephone: 415.445.6559

Facsimile: 415.445.6505

elange@breproperties.com